Capay Mills

Profit and Loss
January - December 2019

	TOTAL
Income	
Gifts, Donations, Fundraising	14,901.88
Milling Revenue	0.00
Discounts given	-993.50
Freight Income	620.62
Product Sales	57,780.43
Refunds-Allowances	-48.44
Total Milling Revenue	**57,359.11**
Total Income	**$72,260.99**
Cost of Goods Sold	
Cost of Goods Sold - Milling	0.00
Booth Fee	4,077.00
Cost of labor	3,856.63
Freight & Delivery	441.32
Grain Purchases	13,480.42
Other Costs	2,533.61
Packaging	3,189.41
Purchases	802.43
Supplies & Materials	430.26
Total Cost of Goods Sold - Milling	**28,811.08**
Total Cost of Goods Sold	**$28,811.08**
GROSS PROFIT	**$43,449.91**
Expenses	
Farming Expenses	0.00
Equipment Parts and Repairs - Farming	3,845.74
Farm production expense/material	800.82
Seed	516.00
Total Farming Expenses	**5,162.56**
Milling Expenses	0.00
Advertising/Promotional	668.12
Bank Charges	60.75
Business Development	221.41
Car and Truck Expenses	0.00
DMV	204.00
Fuel	1,198.61
Repairs and Service	823.06
Total Car and Truck Expenses	**2,225.67**
Commissions & fees	65.00
Computer & Software Expense	215.00
Conferences and Workshops	302.35

Capay Mills

Profit and Loss
January - December 2019

	TOTAL
Education/Training	11.99
Insurance	0.00
Insurance - Liability	903.58
Total Insurance	**903.58**
Job Materials	34.74
Legal & Professional Fees	1,590.00
Meals Expense	28.00
Office Expenses	263.79
Other Miscellaneous Service Cost	30.00
Parking/Tolls	350.00
QuickBooks Payments Fees	496.27
Rent or Lease	7,842.50
Shipping	534.04
Square Fees	287.87
Supplies & Materials	415.54
Taxes & Licenses	1,495.02
Tools	0.00
Utilities	683.08
Total Milling Expenses	**18,724.72**
Stationery & Printing	157.05
Travel	62.82
Travel Meals	33.70
Total Expenses	**$24,140.85**
NET OPERATING INCOME	**$19,309.06**
Other Income	
Interest Earned	0.90
Late Fee Income	11.28
Total Other Income	**$12.18**
Other Expenses	
Depreciation	12,512.00
Suspense	0.00
Total Other Expenses	**$12,512.00**
NET OTHER INCOME	**$ -12,499.82**
NET INCOME	**$6,809.24**